SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM
This report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, its Registration Statement on Form F-3 (Registration No. 333-121316), filed with the Commission on December 16, 2004, its Registration Statement on Form F-3 (Registration No. 333-127615), initially filed with the Commission on August 17, 2005, its Registration Statement on Form S-8 (Registration No. 333-128106), filed with the Commission on September 6, 2005, its Registration Statement on Form F-3 (Registration No. 333-130324), filed with the Commission on December 14, 2005, its Registration Statement on Form F-3 (Registration No. 333-135742), filed with the Commission on July 13, 2006, its Registration Statement on Form S-8 (Registration No. 333-140786) filed with the Commission on February 20, 2007, its Registration Statement on Form F-3 (Registration No. 333-142320) filed with the Commission on April 24, 2007, its Registration Statement on Form S-8 (Registration No. 333-149034) filed with the Commission on February 4, 2008, and its Registration Statement on Form S-8 (Registration No. 333-149575) filed with the Commission on March 6, 2008.

Press Release

OTI Reports FY 2008 First Quarter Financial Results
Revenues $9.3 Million; Non GAAP Operating Expenses Down by 24% from Fourth Quarter
2007 to $7.3 million

Fort Lee, NJ – May 27, 2008 – On Track Innovations Ltd.(OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, today announced its consolidated financial results for the first quarter ended March 31, 2008. Revenues for the quarter ended March 31, 2008 were $9.3 million, a decrease of 10% compared to $10.4 million in the same period last year. Non GAAP operating expenses were $7.3 million, a decrease of 24% compared to the fourth quarter of 2007. Gross margin for the quarter ended March 31, 2008 was 32% compared to 39% in the same period last year.

        “We are in the process of reducing our operating expenses and increasing the pipeline of projects that can yield high margin recurring revenues and provide short and midterm growth. We believe these steps will pave a clear path to profitability for OTI,” said Oded Bashan, Chairman and CEO, OTI. “We see the first signs of our cost cutting plan in the level of operating expenses, which was down from the fourth quarter of 2007. This is just the beginning of the process and we continue to take the necessary steps in reducing our headcount, focusing on the necessary expenses only, cutting down on professional services and shifting them in house to further reduce our operating expenses.”

        “As we’ve indicated before, it is our belief that most of the significant delays are behind us and we are confident about the growth of the company.” said Mr. Bashan. “We continue to estimate that 2008 will be a turning point year in terms of the overall performance, showing a clear path to profitability, improved gross margins, and reduction in cash based expenses, and overall will reflect a revenue growth of about 10% compared to 2007 with growth expected in the second half of the year).

Conference call and Webcast Information
The Company has scheduled a conference call and simultaneous Web cast for Tuesday, May 27 2008, which will be hosted by Oded Bashan, Chairman and CEO, Ohad Bashan, President, and Guy Shafran, CFO, for 9:00 AM EDT to discuss operating results and future outlook. To participate, call:

1-866-527-8676 (U.S. toll free), 1-800-270-345 (Israel toll free), 0-800-182-6846 (Germany toll free). To listen to the Web cast, use the following link:
http://www.otiglobal.com/content.aspx?id=226

For those unable to participate, the teleconference will be available for replay until midnight June 3rd, by calling U.S.: 1-888-782-4291 on the web at:
http://www.otiglobal.com/content.aspx?id=226

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, OTI uses non-GAAP measures of gross profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R) and EITF 96-18, and amortization of intangible assets in 2008 and exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), and amortization of intangible assets in 2007 . OTI management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About OTI
Established in 1990, OTI (NASDAQ GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

OTI Contact:	Investor Relations
Galit Mendelson	Paul Holm
Director of Corporate Communications	portfoliopr
201 944 5200 ext. 111	212 888 4570
galit@otiglobal.com	paulh@portfoliopr.biz

(TABLES TO FOLLOW)

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, estimates, cost cutting plan and pipeline of projects, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation period in the U.S. contactless payment cards market , our inability to successfully integrate the purchase of assets of SuperCom or to otherwise achieve the expected benefits of the acquisition, to close to due a failure to satisfy closing conditions, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2007, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Three months ended March 31
	2008	2007
	(Unaudited)	(Unaudited)

Revenues
Sales	$8,746	$9,498
Licensing and transaction fees	575	877

Total revenues	9,321	10,375

Cost of Revenues
Cost of sales	6,338	6,342

Total cost of revenues	6,338	6,342

Gross profit	2,983	4,033

Operating Expenses
Research and development	2,997	2,594
Selling and marketing	2,377	1,872
General and administrative	3,594	3,808
Amortization of intangible assets	329	328

Total operating expenses	9,297	8,602

Operating loss	(6,314)	(4,569)
Financial income (expenses), net	(476)	597
Other loss, net	-	(111)

Loss before taxes on income and minority interests	(6,790)	(4,083)
Taxes on income	63	66
Minority interest	-	42
Equity in loss of an affiliate	(123)	(120)

Net loss	$(6,850)	$(4,095)

Basic and diluted net loss per ordinary share	$(0.35)	$(0.22)

Weighted average number of ordinary shares used in computing
basic and diluted net loss per ordinary share	19,424,970	18,341,227

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
;(In thousands, except share and per share data)

	GAAP	Three months ended March 31, 2008 Adjustments		Non-GAAP

Revenues
Sales	$8,746	-		$8,746
Licensing and transaction fees	575	-		575

Total revenues	9,321			9,321

Cost of Revenues
Cost of sales	6,338	(15	) (a)	6,323

Total cost of revenues	6,338	(15)		6,323

Gross profit	2,983	15		2,998

Operating Expenses
Research and development	2,997	(805	) (a)	2,192
Selling and marketing	2,377	(290	) (a)	2,087
General and administrative	3,594	(574	) (a)	3,020
Amortization of intangible assets	329	(329	) (b)	-

Total operating expenses	9,297	(1,998)		7,299

Operating loss	(6,314)	2,013		(4,301)
Financial expenses, net	(476)	-		(476)

Loss before taxes on income and minority interests	(6,790)	2,013		(4,777)
Taxes on income	63	-		63
Equity in loss of affiliate	(123)	-		(123)

Net loss	$(6,850)	$2,013		$(4,837)

Basic and diluted net loss per ordinary share	$(0.35)	$0.10		$(0.25)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	19,424,970			19,424,970

(a)	The effect of stock-based compensation in accordance with SFAS 123(R) and EITF 96-18.

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
RECONCILIATION BETWEEN GAAP TO NON-GAAP
STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	GAAP	Three months ended March 31, 2007 Adjustments		Non-GAAP

Revenues
Sales	$9,498	-		$9,498
Licensing and transaction fees	877	-		877

Total revenues	10,375			10,375

Cost of Revenues
Cost of sales	6,342	(11	) (a)	6,331

Total cost of revenues	6,342	(11)		6,331

Gross profit	4,033	11		4,044

Operating Expenses
Research and development	2,594	(487	) (a)	2,107
Selling and marketing	1,872	(72	) (a)	1,800
General and administrative	3,808	(719	) (a)	3,089
Amortization of intangible assets	328	(328	) (b)	0

Total operating expenses	8,602	(1,606)		6,996

Operating loss	(4,569)	1,617		(2,952)
Financial income, net	597	-		597
Other expenses, net	(111)	-		(111)

Loss before taxes on income and minority interests	(4,083)	1,617		(2,466)
Taxes on income	66	-		66
Minority interests	42	-		42
Equity in loss of an affiliate	(120)	-		(120)

Net loss	$(4,095)	$1,617		$(2,478)

Basic and diluted net loss per ordinary share	$(0.22)	$0.08		$(0.14)

Weighted average number of ordinary shares used
in computing basic and diluted net loss per
ordinary share	18,341,227			18,341,227

(a)	The effect of stock-based compensation in accordance with SFAS 123(R).

(b)	The effect of amortization of intangible assets.

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31 2008	December 31 2007
	(Unaudited)	(Audited)

Assets

Current Assets
Cash and cash equivalents	$36,468	$35,470
Short-term investments	2,295	6,379
Trade receivables (net of allowance for doubtful
accounts of $ 2,796 and $2,767 as of March 31, 2008
and December 31, 2007)	5,207	8,028
Other receivables and prepaid expenses	3,510	3,636
Inventories	12,856	13,242

Total current assets	60,336	66,755

Severance Pay Deposits Fund	1,812	1,576

Investment In An Affiliated Company	1,259	1,382

Property, Plant and Equipment, Net	20,497	20,851

Intangible Assets, Net	4,180	4,509

Goodwill	23,387	23,387

Total Assets	$111,471	$118,460

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	March 31 2008	December 31 2007
	(Unaudited)	(Audited)

Liabilities and Shareholders' Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$5,616	$5,336
Trade payables	7,476	10,291
Other current liabilities	5,448	5,344
Total current liabilities	18,540	20,971

Long-Term Liabilities
Long-term loans, net of current maturities	2,447	2,432
Accrued severance pay	4,463	3,981
Deferred tax liabilities	662	728

Total long-term liabilities	7,572	7,141

Total liabilities	26,112	28,112

Shareholders' Equity
Ordinary shares of NIS 0.1 par value: authorized -
50,000,000 shares as of March 31, 2008 and
December 31, 2007; issued 19,954,212 and 19,627,068
shares as of March 31, 2008 and December 31, 2007, respectively;
Outstanding 19,823,946 and 19,434,011 as of March 31, 2008
and December 31, 2007, respectively	463	454
Additional paid-in capital	176,268	174,494
Accumulated other comprehensive income	924	846
Accumulated deficit	(92,296)	(85,446)

Total shareholders' equity	85,359	90,348

Total Liabilities and Shareholders' Equity	$111,471	$118,460

ON TRACK INNOVATIONS LTD
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Three months ended March 31
	2008	2007
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Net loss	$(6,850)	$(4,095)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares
issued to employees and others	1,684	1,661
Equity in net losses of an affiliated company	123	120
Amortization of intangible assets	329	328
Depreciation	877	690
Minority interest	-	(42)
Accrued severance pay, net	246	216
Decrease (increase) in trade receivables	2,888	(94)
Decrease in other receivables and prepaid expenses	171	263
Decrease (increase) in inventories	509	(1,226)
Decrease in trade payables	(2,932)	(175)
Increase in other current liabilities	49	677
Other, net	(17)	(268)

Net cash used in operating activities	(2,923)	(1,945)

Cash flows from investing activities

Proceeds from maturity of available-for sale securities	4,100	12,085
Purchase of available-for sale securities	-	(28,692)
Purchase of property and equipment	(389)	(767)
Receipts on account of loans and receivables	-	84
Other, net	10	(19)

Net cash provided by (used in) investing activities	3,721	(17,309)

Cash flows from financing activities
Increase in short-term bank credit, net	257	878
Repayment of long-term bank loans	(107)	(87)
Exercise of options and warrants	9	3

Net cash provided by financing activities	159	794

Effect of exchange rate changes on cash	41	17

Increase (decrease) in cash and cash equivalents	998	(18,443)
Cash and cash equivalents at the beginning of the period	35,470	30,049

Cash and cash equivalents at the end of the period	$36,468	$11,606

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: May 28, 2008